                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of August, 2004                    Commission File Number: 0-20235


                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ]    Assigned    File No.  ____________      No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

The number of common shares of North American Palladium issued and outstanding as of August 20, 2004 is 51,626,617.

This report on Form 6-K, dated August 20, 2004, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), filed with the Securities and Exchange Commission (the "SEC") in July 2001 and registration statement on F-10 (File No. 333-114261), which was originally filed with the SEC on April 7, 2004.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NORTH AMERICAN PALLADIUM LTD.


Date:  August 20, 2004                   By: /s/ Mary Batoff
                                            -------------------------------
                                                 Mary Batoff

                                         Title:  Secretary

                                  EXHIBIT INDEX


Exhibit               Description of Exhibit
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   1 Management's Discussion and Analysis of Financial Results for the Second Quarter 2004.

   2 Unaudited Financial Statements for the three and six month periods ended June 30, 2004